Filed by Morgan Stanley

(Commission File No.: 1-11758)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: E*TRADE Financial Corporation

(Commission File No.: 001-11921)

The following is a script of communications made by Morgan Stanley to investors during an investor call on February 20, 2020:

JAMES GORMAN

Good morning everyone it’s James Gorman excuse my throat here. Thank you for joining us on such short notice. In the room with me -- Mike Pizzi, CEO of E*TRADE, and Jon Pruzan, our CFO. We are excited to announce that Morgan Stanley has entered into a definitive agreement to combine with E*TRADE, which of course is a dynamic, tech-driven company with an iconic brand in the self-directed wealth management space. I personally am delighted to welcome Mike to Morgan Stanley. Mike will continue to run the E*TRADE business within the Morgan Stanley franchise and will lead the ongoing integration efforts. Mike will also join our Firm’s Operating and Management Committees, reporting to me. We are looking forward to leveraging his insights and also infusing our management and technology talent as we grow our combined business with the E*TRADE employees.

During today’s presentation we will be referring to slides that have been posted to the Investor Relations website. This presentation may of course include forward-looking statements. And, as a reminder, outcomes can differ from expectations. Please see our disclosures in the presentation.

In our annual strategic update earlier this year, we discussed Morgan Stanley’s evolution over the last decade. We have meaningfully transformed and shifted the business mix towards more durable sources of revenue. Our combination with E*TRADE demonstrates our commitment to expanding our franchise and to evolving with changing industry dynamics.

Historically, we outlined that our decision to make acquisitions must be supported by broader strategic logic: to build scale in a business, open up a new vertical, or provide capabilities to expand geographically. E*TRADE meets all of these criteria. The addition of E*TRADE’s products and iconic brand will serve as a leap forward in our Wealth Management strategy. It will position Morgan Stanley to access the full spectrum of wealth across three client acquisition channels: Financial Advisory of course, Workplace and Self-Directed. Through our new enhanced digital channel and combined distribution, we will deliver leading advice and provide best-in-class service and capabilities to our combined clients. A high level summary of the benefits of this transaction is outlined on Slide 4 of your deck. In addition to the benefits I have already mentioned, the transaction:

-	Immediately fills in product and service gaps for both E*TRADE and Morgan Stanley clients;

-	It provides meaningful growth opportunities through the combined offerings;

-	It generates significant potential cost and funding synergies;

-	And it provides an opportunity for an international digital wealth platform.

On Slide 5, we outline the evolution of our Morgan Stanley franchise. This transaction represents a continuation of Morgan Stanley’s efforts to rebalance the

Firm. Our transformation to-date is apparent. We have invested heavily in our Wealth Management franchise, while still meaningfully improving the business’s margins. Moreover, we successfully acquired and integrated Smith Barney and, more recently, Solium. Our management team understands how to integrate these types of transactions, and we know we can successfully bring these platforms together in partnership with our E*TRADE colleagues without disruption to the client experience.

Mike will now walk through Slide 6, which describes E*TRADE’s capabilities.

Mike Pizzi, E*TRADE

Thank you, James.

We are excited to join Morgan Stanley, and look forward to all that this combination will provide our clients, as we create a complete offering across the wealth spectrum. We will bring a powerful suite of platforms to this combined franchise, including:

-	Our pioneering and award-winning digital brokerage offering that serves self-directed investors and active traders alike, with the #1 rated derivatives and mobile platforms in the industry;

-	Our established and integrated digital bank, purpose-built to serve the needs of investors and traders on the go;

-	Our leading stock plan business with easy-to-use and scalable digital tools for participants;

-	And our innovative technology-forward platforms, backed by professional grade client support.

We see our offerings as a strong complement to Morgan Stanley’s Financial Advisors. The bottom line is that our combined forces will enable us to serve a wider spectrum of clients than ever before. Beyond our products, services, and brand, we hope to bring a unique perspective, born from a long history of disruptive innovation and enriched by a deep bench of technological talent.

Building off our digital heritage, the joint offering will materially accelerate Morgan Stanley’s banking capabilities, as E*TRADE’s systems can provide the ‘rails’ to build out a full-service digital bank. Beyond a smooth integration with the self-directed brokerage experience, Morgan Stanley will now be able to offer an expanded suite of banking products, including checking and savings accounts and mobile wallet capabilities. Together, we will now be able to offer banking capabilities faster to all clients. Having these banking and brokerage services under one franchise creates greater opportunities for asset consolidation.

Further, E*TRADE’s bank will provide an additional source of cost effective deposits for Morgan Stanley, which Jon will discuss in a few moments.

JAMES GORMAN

Great. Thank you, Mike. And let me quickly flip through the remaining slides and Jon will take you through the financials on the transaction.

Turn to Slide 7 please which underscores the importance of technology in all of our Wealth Management channels for clients. E*TRADE adds functionality and capabilities across all the channels. First, we focused on the Financial Advisor.

Then, added cutting edge technology to Workplace. And now, we’re obviously materially augmenting our Self-Directed offering.

If you look at Slide 8, through this acquisition, we will be positioned to serve all channels of client acquisition. Taken together, we expect to touch nearly 13MM clients, participants, and accounts to help service their various wealth needs. Our current Financial Advisor channel supports established wealth and has focused on aggregating assets held away. But, we are also focused on the needs of the next generation. Our Workplace offering builds on the acquisition of Solium, and now E*TRADE. E*TRADE’s Digital and Direct offering generally serves a younger, more active demographic. Together these channels should help us capture clients at a faster rate.

On Slide 9, we illustrate how this transaction will create a leading offering in Workplace Wealth, combining E*TRADE’s stock plan business with our Shareworks platform. The combination of our businesses will further enable Morgan Stanley to accelerate initiatives aimed at enhancing our Workplace offerings – providing online brokerage and digital banking capabilities to participants– with the eventual goal of having a similar, or even higher, 15% capture rate of stock plan proceeds, commensurate with E*TRADE’s current portfolio.

Our franchises are complementary, and Slide 7 displays how this transaction will fill in product and service gaps for both companies. E*TRADE will provide Morgan Stanley Wealth clients with enhanced technology and digital services, as well as we pick the best-of-breed technology to service each channel. E*TRADE clients will not experience any user disruption, simply added functionality, such as access to Morgan Stanley research and products.

Slide 11 compares Morgan Stanley’s existing Wealth Management offering with E*TRADE’s. Morgan Stanley tends to serve clients, through long-standing, deep relationships. E*TRADE services the next generation and the pipeline of emerging wealth. Having access to this younger demographic and acknowledging their demands for digital solutions is critical to the growth of our business. And, as these clients’ needs become more complex, we will continue to service them through the current Morgan Stanley offering. Moreover, E*TRADE’s technology, product and innovation supports a faster growth model, adding over 850,000 accounts over the last five years. What we are most excited about is the power of these platforms in combination – significantly accelerating our growth initiatives.

Turning now to Slide 12, it highlights the meaningful revenue synergy opportunities we now have. By combining these two leading platforms, we have extensive wallet consolidation opportunities across the full wealth spectrum. We believe our existing client base, between our core channel and our stock plan participants, has over $4Tn of assets held away. E*TRADE increases this opportunity to over $7Tn. Moreover, with this transaction, we are better positioned and have stronger capabilities to target these assets.

So now let me turn to Jon, to talk about the financial implications of this transaction and we will take your questions jointly at the end.

JON PRUZAN

Thank you, James.

Please turn to Slide 13, which highlights the significant cost savings we estimate that we can realize from this transaction. Wealth Management inherently benefits from scale – we expect to see gains from removal of duplicative systems, data centers and shared services. There are also additional savings from real estate and vendor optimization. These, among other things, should result in approximately $400MM+ in savings.

The post-closing integration costs are a combination of integrating the systems of two organizations, write-offs of some of our and their capitalized investments, change of control payments, and costs related to severance and retention. We estimate these costs will be approximately $800MM.

Turning to Slide 14. As you can see we will have an improved deposit profile. E*TRADE represents a low cost stable funding source that we will be able to incorporate into our overall bank funding. In addition, the combination provides funding benefits which are two fold:

1)	First, E*TRADE currently sweeps $18Bn of deposits off-balance sheet, which will allow Morgan Stanley to replace approximately $18Bn of its bank wholesale funding by bringing those deposits back on balance sheet.

2)	And second, given the composition of E*TRADE’s liquidity portfolio, there is an optimization exercise we can achieve over time.

We would expect to achieve funding synergies of ~$150MM+ per year, within two years post-close.

In sum, we estimate approximately $550MM+ in total run-rate synergies, that should be achieved within three years, as shown on Slide 15.

Please turn to Slide 16 for a summary of the transaction. The transaction is an all-stock transaction with a fixed exchange ratio. Under the terms of the agreement, E*TRADE stockholders will receive 1.0432 Morgan Stanley shares for each E*TRADE share. We expect the transaction to close in the fourth quarter of this year, subject to receipt of E*TRADE shareholder approval and regulatory approvals, most notably the Federal Reserve and the OCC.

Slide 17 highlights the pro-forma financial impact to Morgan Stanley. Combining the two companies will increase the scale and breadth of Morgan Stanley’s Wealth Management franchise. Pro forma financials for the business include revenues of $21Bn, and ~8.2MM client relationships and accounts, with over $3Tn of client assets. Moreover, we estimate the deal will bring the Wealth Management PBT margin to approximately 30% and above 30% with the highlighted synergies. For the Firm, we expect the transaction to be accretive when we achieve the estimated cost and funding synergies. We will maintain our existing share repurchase program through June 2020, subject to certain restrictions, and as always, future repurchases will be subject to CCAR. At closing, given E*TRADE’s RWA profile, the transaction should be accretive to CET1 by over 30bps. We believe E*TRADE’s business model and earnings profile should improve our current stress testing and CCAR results. While the acquisition will be dilutive to Tangible Book Value per Share, there will be 100bps+ accretion to ROTCE, once estimated cost and funding synergies are fully realized. Now back to James.

JAMES GORMAN

So ladies and gentlemen there you have it. The strategic rationale again is captured on Slide 18. I’ll just say that the more we looked at it this, the more attractive it became because of the multiple verticals for both growth and opportunity and the comfort level we have with the senior team at E*TRADE who we think are world class. With the combination with our group we’re creating the world’s best wealth management business across all channels.

So with that, we’ll now open it up to your questions.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Morgan Stanley and E*TRADE (“E*TRADE”), Morgan Stanley and E*TRADE will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Morgan Stanley registration statement on Form S-4 that will include a proxy statement of E*TRADE that also constitutes a prospectus of Morgan Stanley and a definitive proxy statement/prospectus will be mailed to stockholders of E*TRADE. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF Morgan Stanley AND E*TRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing information about Morgan Stanley or E*TRADE, without charge at the SEC’s Internet website (http://www.sec.gov) or by contacting the investor relations department of Morgan Stanley or E*TRADE at the following:

Morgan Stanley	E*TRADE
1585 Broadway	671 North Glebe Road, Ballston Tower
New York, NY 10036	Arlington, VA 22203
Media Relations: 212-761-2448 mediainquiries@morganstanley.com Investor Relations: 1-212-762-8131	Media Relations: 646-521-4418 mediainq@etrade.com Investor Relations: 1-646-521-4406

investorrelations@morganstanley.com	IR@etrade.com

Participants in the Solicitation

Morgan Stanley, E*TRADE, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Morgan Stanley and E*TRADE, and their direct or indirect interests in the transaction, by security holdings or otherwise will be set forth in the proxy statement/prospectus and other relevant matters when they are filed with the SEC. Information regarding the directors and executive officers of Morgan Stanley is contained in Morgan Stanley’s Form 10-K for the year ended December 31, 2018 and its proxy statement filed with the SEC on April 5, 2019. Information regarding the directors and executive officers of E*TRADE is contained in E*TRADE’s Form 10-K for the year ended December 31, 2019 and its proxy statement filed with the SEC on March 26, 2019. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation
This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining required stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the acquisition, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period, (ii) the ability of Morgan Stanley and E*TRADE to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against Morgan Stanley, E*TRADE or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Morgan Stanley’s and E*TRADE’s business, including current plans and operations, (v) the ability of Morgan Stanley or E*TRADE to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the acquisition, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the acquisition that could affect Morgan Stanley’s and/or E*TRADE’s financial performance, (x) certain restrictions during the pendency of the acquisition that may impact Morgan Stanley’s or E*TRADE’s ability to pursue certain business opportunities or strategic transactions, (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors, (xii) dilution caused by Morgan Stanley’s issuance of additional shares of its common stock in connection with the proposed transaction, (xiii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (xiv) those risks described in Item 1A of Morgan Stanley’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K, (xv) those risks described in Item 1A of E*TRADE’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and (xvi) those risks that will be described in the proxy statement/prospectus on Form S-4 available from the sources indicated above. These risks, as well as other risks associated with the proposed acquisition, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed acquisition. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Morgan Stanley’s or E*TRADE’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Morgan Stanley nor E*TRADE assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.